SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PASSENGERS DEPRIVED OF RYANAIR'S LOW FARES AT ARAD AIRPORT
(LOCAL COUNCIL  FAILS TO HONOUR AGREEMENT)

Ryanair, Europe's largest low fares airline, today (19 June) announced the cancellation of all flights to Arad Airport in Romania from the 31 st
 July next, as a direct result of the failure of the County Council and its President, Mr. Iosif Matula to sign and honour its agreement with Ryanair.  Ryanair started flying to Arad from Bergamo in Italy 3 times weekly in April 2008 and had intended to carry 50,000 passengers in the first year of operations to the Arad region. All plans for additional flights to Arad have now been cancelled  and Ryanair will replace the Arad service with a 3 times weekly service from Bergamo to Berlin-Schönefeld.

Speaking today, Ryanair's Daniel de Carvalho said:

"We were looking forward to carrying 50,000 passengers to and from Arad in our first year of operations. Ryanair's unbeatable low fares have already created many jobs and generated substantial visitor spend in the Arad region. The failure of the County Council and its President to honour their commitment with Ryanair, leaves us with no choice but to cancel all flights and expansion plans for Arad airport.

"The lack of cooperation from the County Council and President is directly responsible for Arad County losing these flights and the enormous opportunity to link the region with the main cities around Europe.  Based on the short lived success of the 3 flights per week which commended in April, Ryanair was considering expanding our services from Arad Airport.  We deeply regret that the failure of the County Council and the President to honour the agreement  made with Ryanair."

Ends.

For further information:

Daniel de Carvalho - Ryanair                  Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1598                           Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  19 June 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director